DLA Piper LLP (US) 555 Mission Street, Suite 2400 San Francisco, California 94105-2933 www.dlapiper.com Howard Clowes howard.clowes@dlapiper.com T 415.836.2510 F 415.659.7410

September 28, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention Mr. Bryan Pitko

Re:	SciClone Pharmaceuticals, Inc.

Form 10-K for the year ended December 31, 2009

Definitive Proxy Statement on Schedule 14A filed April 30, 2010

File No. 000-19825

Dear Mr. Pitko:

This letter is to follow up on our telephone conversation of September 24, 2010 in which I requested on behalf of our client, SciClone Pharmaceuticals, Inc., an extension of time to respond to the comments contained in the Staff’s letter dated September 21, 2010 regarding the above referenced filings.

SciClone is requesting this additional time to respond in order to have sufficient time for internal review of the response by management as well as for review by the advisors and auditors, and as necessary, SciClone’s Compensation Committee.

SciClone intends to submit its response to the Staff not later than October 19, 2010.

Thank you for your consideration of this request. Please feel free to call me at (415) 836-2510 if you have any questions.

Very truly yours,

DLA Piper LLP (US)

/s/ Howard Clowes
Howard Clowes Partner

HC:atf

cc:	Friedhelm Blobel, PhD.

Gary Titus.